Exhibit 99.1

500.com Limited Announces Private Placement Subscription Price to be Settled in U.S. Dollars and Bitcoin

January 21, 2021

SHENZHEN, China, January 21, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), today announced that, in connection with the definitive share subscription agreement with Good Luck Information Technology Co., Limited entered into on December 21, 2021, it has determined that 50% of the subscription price, or approximately US$11.5 million, shall be settled by U.S. dollars, with the remaining 50% of the subscription price, or approximately US$11.5 million, being settled by Bitcoin. The Bitcoin to U.S. dollars exchange rate shall be US$32,326.29 to one Bitcoin, being the average of the closing trading prices for Bitcoin published by Coinmarketcap for each of the 31 days ended January 20, 2021. The payment of the subscription price and the issuance of Class A Shares is expected to occur before February 20, 2021, subject to the fulfillment of other customary closing conditions.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. Most recently, 500.com is actively developing its blockchain-related business.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005